Contact

www.linkedin.com/in/seth-schlessel-esq-96476552 (LinkedIn)

Top Skills

Sports Marketing
Sports Management
Sports

Languages

Hebrew

Seth Schlessel, Esq.

Attorney at Schlessel Law PLLC
New York, New York, United States

Summary

Skilled attorney with over eight years of experience with negotiations, reviewing and drafting agreements. I specialize as in-house counsel/ outside counsel for start-up companies as well as going into more established companies and implementing long-term improvement plans.

My firm specializes in Medicaid and estate planning (wills and trusts). With a great deal of experience in the healthcare industry, and have extensive experience obtaining Community Level and Nursing Home Level Medicaid for our clients.

Experience

FastWill
Chief of Legal and Board Member
August 2024 - Present (10 months)

Schlessel Law PLLC
Managing Attorney
August 2019 - Present (5 years 10 months)
New York, United States

Skilled Corporate Attorneys who specialize in estate planning (ie. Wills, Trusts, POA, Medicaid, Etc.) Schlessel Law PLLC specialize in NY and NJ Nursing Home and Community Medicaid.

We also specializes as in-house/outside counsel for corporate and start-up companies as well as individuals within the sports and entertainment industry.

Schlessel Sports Management (S.S.M)
CEO/ NFL Agent
August 2014 - Present (10 years 10 months)

Navisyogroup
Counsel and Board Member

January 2021 - Present (4 years 5 months)

GodFather Management
Counsel, Co-Owner, Advisor
May 2022 - May 2023 (1 year 1 month)

Walsh Markus McDougal & Debellis llp
Real Estate Closing Attorney
January 2016 - March 2018 (2 years 3 months)

BG Sports and Entertainment
Counsel, PR and Marketing
May 2012 - May 2016 (4 years 1 month)

Q2 Sports and Entertainment
Intern
August 2011 - January 2012 (6 months)

Supreme Court
Legal Intern
May 2011 - August 2011 (4 months)

Buckingham Research
Research Associate
January 2007 - June 2010 (3 years 6 months)

Education

Touro College Jacob D. Fuchsberg Law Center
Juris Doctorate Degree, Touro Law · (2011 - 2013)

Yeshiva University
Bachelor of Arts, Sociology and Basic Business · (2005 - 2009)